January 19, 2006

Ms. Susan Block

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Structured Asset Securities Corporation
Registration Statement on Form S-3
Filed November 4, 2005
File No. 333-129480 (the “Registration Statement”)

Ms. Block:

Thank you for your detailed comments on the Registration Statement of Structured Asset Securities Corporation (the “Company”).  We have undertaken to provide you with specific responses to each comment, including explanations or additional information where applicable.

Each of your comments is repeated below, followed by our response on behalf of the Company.  In many cases we have added, deleted or revised disclosure in response to your comments; in those cases, the changes in disclosure have been identified in the marked copies of the prospectus and prospectus supplements that accompany this letter with the number of the applicable comment.

In making this submission it has been our intention to respond fully to your comments in order to achieve compliance with Regulation AB and other applicable rules.  If there is any other information that you require, we will be pleased to provide it.

Registration Statement on Form S-3

General

1.

Please note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.  Accordingly, if comments issued for one apply to another, make conforming revisions appropriate.  Please confirm to us in your response that you will comply with this instruction.

We have complied with this instruction.

2.

We note in various sections of the base prospectus statements such as “unless otherwise specified in the prospectus supplement,” which appears to indicate that the specific terms you describe in the base prospectus will be different in the prospectus supplement.  However, the disclosure in the prospectus supplement should not contradict the disclosure in the base prospectus.  For instance, refer to the disclosure under “The Trust Funds,” at page 45, “The Mortgage Loans,” at page 47, and “Pre-Funding Arrangements,” at page 66.  Such language will permit some supplemental or modified terms of the transaction, but should not be construed as creating the ability to add asset types or structural features in a takedown that were not otherwise contemplated by and described in the base prospectus.  Refer to the last paragraph in Section III.A.3.b. of the ABS Adopting Release for Regulation AB (Release Nos. 33-8518; 34-50905).  Please disclose all assets, structural features, and credit enhancements that you reasonably contemplate including in the ABS offering in the base prospectus.  To the extent practicable, please replace phrases like “unless the prospectus supplement says otherwise,” with bracketed disclosure showing the variations you intend.  Please confirm your understanding or revise as necessary.

We understand the instruction and have revised the disclosure as requested.

3.

Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  Please refer to General Instruction I.A.4. of Form S-3.  Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

We confirm, on behalf of the Company, that the Company and any issuing entity previously established, directly or indirectly, by the Company or any affiliate of the Company have been current with reporting under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) during the 12 months immediately preceding December 2005, and during December 2005 to the date of this letter.

The only affiliate of the Company that has offered a class of asset-backed securities involving the same asset class as the offerings contemplated by the Registration Statement is Lehman ABS Corporation.  The relevant CIK code is 0000829281.

4.

Please add a reasonably detailed table of contents to the base prospectus to assist investors in locating relevant disclosure on the offered securities.  Refer to Item 502 of Regulation S-K.

We have relocated the table of contents for the base prospectus from the forms of prospectus supplement to the base prospectus.

5.

Please include a separately captioned section and disclose any legal proceedings pending against the sponsor, seller, servicer, depositor, trustees, issuing entity or other transaction parties that would be material to investors, if applicable.  Refer to Item 1117 of Regulation AB.

The disclosure has been revised as requested.

6.

Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.

The disclosure has been revised as requested.

7.

We note that your base prospectus indicates that the trusts may include mortgage-backed securities issued by Fannie Mae, Freddie Mac or Ginnie Mae, and asset-backed securities backed by assets of the type described in the base prospectus.  However, it does not appear to us that any of the provided prospectus supplements contemplate an offering of securities backed by a pool of other securities.  Rather, they all appear to contemplate the securitization of mortgages or home-equity loans. Please refer to Section III.A.3(b) of SEC Release No. 33-8518 and tell us why you have not provided us with a form of prospectus supplement that outlines the format of deal-specific information regarding any offerings of securities backed by pools of the securities to which you refer in the base prospectus.  In this regard, we note that appropriate information regarding the transaction parties, deal structure and asset pool does not appear to have been provided.  Please also refer to Rule 190 under the Securities Act and see the related comment below.

We have added forms of prospectus supplement that contemplate offerings of securities backed by pools of other asset-backed securities.

8.

If practicable, please provide us with black-line copies of the prospectus supplements against just one of the supplements to aid us in our review or explain to us why you believe the selected black-line submissions are illustrative of all the different supplements.

We have provided the requested blacklined copies of the prospectus supplements.

9.

In this regard, for our review, please label, or indicate in some other manner, which supplements correspond with each base prospectus.  For instance, the memo dated November 18, 2005 lists the different supplements that correspond with each base.  In your next submission, please label each supplement in some manner to help us easily determine what each form of supplement is.

We have labeled each form of prospectus supplement to indicate to which base prospectus such prospectus supplement corresponds, and to identify the type of offering contemplated by such prospectus supplement.

10.

It appears to us that you do not contemplate a takedown that includes both non-HELOC and HELOC residential mortgage loans.  Please advise us if this is correct.  Please tell us why you did not include a base prospectus with securities backed by only HELOC loans.

We have not included a separate base prospectus that contemplates offerings of securities backed only by HELOCs because HELOCs are not, in the opinion of the Company, a different asset class from other types of residential mortgage loans.  Each type of residential mortgage loan described by the applicable base prospectuses included in the registration statement is a loan that is secured by a senior or junior lien on residential real property, has a fixed term to maturity, bears interest at a fixed interest rate or an interest rate that adjusts on the basis of an index described in the applicable base prospectus, and is prepayable by the borrower at any time (in some cases subject to payment of a prepayment premium).  The Company does not believe that the fact that a HELOC borrower may, if the loan amount has not been fully disbursed, make additional draws from time to time causes HELOCs to constitute a different asset class from other residential mortgage loans.

Prospectus Supplement No. 1

Cover Page

11.

Please use bracketed language on the cover page to indicate that you will disclose the name of the issuing entity when known.

The disclosure has been revised as requested.

12.

Please revise your statement to ensure that it accurately reflects the language under Item 1102(d) of Regulation AB.  In this regard, please clarify that the securities represent the obligations of the issuing entity.

The disclosure has been revised as requested.

13.

It appears to us that you intend to indicate that the aggregate principal amount of offered securities is “Approximate,” as that currently appears in parentheses on the cover page.  Please advise us if you intend to include that disclosure in a takedown and explain to us why you believe that is necessary.

The Company intends to indicate on the cover page of the prospectus supplement for each takedown that the aggregate principal amount of offered securities is approximate.  The purpose of this disclosure, together with other disclosure in the prospectus supplement, is to advise prospective investors that the actual principal amount of securities issued may vary from the approximate amount indicated in the prospectus supplement to the extent that the final mortgage loan pool differs from the anticipated pool due to, for example, removal of and/or substitution of other loans for loans that are determined prior to the closing date not to satisfy the criteria described in the prospectus supplement.

14.

Please disclose the principal amount and interest rate or specified rate of return of each class of security offered through bracketed language.  To the extent that there is no specified rate of return, please disclose this fact.  Refer to Item 1102(e) and (f) of Regulation AB.

We have included this disclosure in a table immediately preceding the Summary in accordance with the first paragraph of Item 1102 of Regulation AB.  It has been the Company’s experience in recent years that the number of classes of securities offered in each takedown is too large to include on the outside front cover the information required under Item 1102.  However, if in any takedown the number of offered classes is smaller than is typical and the required information can be presented clearly on the cover, it will be so presented.

Important Notice about Information Presented in this Prospectus Supplement and the Accompanying Prospectus, page S-2

15.

We note your disclosure that if information varies between the prospectus supplement and the accompanying prospectus, investors should rely on the information in the prospectus supplement.  Please note that the disclosure in the prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it.  Please revise accordingly.

The disclosure has been revised as requested.

Summary of Terms, page S-6

16.

We encourage you, in an appropriate place, to provide a graphic illustration(s) of the flow of funds, payment priorities and allocations, including any subordination features, to assist investors understand the payment flow on all classes of issued certificates or notes.  Refer to Item 1103(a)(3)(vi) of Regulation AB.

The disclosure has been revised as requested.

Enhancement of Likelihood of Payment on the Certificates, page S-10

17.

Please confirm, or provide bracketed disclosure, indicating that you will identify the enhancement providers referenced in Items 1114(b) or 1115 of Regulation AB.

We confirm, on behalf of the Company, that each enhancement provider will be identified in the prospectus supplement for each takedown as required under Items 1114 and 1115 of Regulation AB.  We note that each form of prospectus supplement includes bracketed language to this effect at the beginning of the Summary.

Limited Cross-Collateralization page S-l1

18.

Please explain to us what you mean by certificates corresponding to “another pool or pools.”

The description of certain certificates as corresponding to “another pool or pools” refers to securities that are entitled to receive payments primarily from mortgage loans in a particular subgroup of the securitized pool.  For example, a securitized pool of mortgage loans may be divided into pool 1 and pool 2, on the basis of interest type (fixed versus adjustable) or principal balance (conforming versus nonconforming), or on some other basis.  The pooling and servicing agreement or other operative agreement may provide, and the prospectus supplement will therefore describe, that in most circumstances certain classes of securities will be entitled to payment only from collections on the pool 1 mortgage loans and other classes will be entitled to payment only from collections on the pool 2 mortgage loans.  However, under certain circumstances described in the prospectus supplement, cash flow from the loans in pool 1 may be applied to make payments on securities that would otherwise be paid only from the loans in pool 2.

Fees and Expenses, page S-l2

19.

Please identify from what source the servicer fees will be paid per Item 1103(a)(7) of Regulation AB.

The disclosure has been revised as requested.

20.

Please also disclose the distribution priority of those fees here or at page S-38.  Provide bracketed language, if necessary.  Refer to Item 1107(a)(3) of Regulation AB.

We have added disclosure in the Summary that refers the reader to the location in the prospectus supplement where this disclosure appears.

The Pre-Funding Arrangements, page S-l3

21.

Please expand your pre-funding and revolving period discussions, as applicable, to indicate the percentage of the asset pool.

The disclosure has been revised as requested.

Optional Purchase of the Mortgage Loans, page S-14

22.

Please advise us on a supplemental basis whether certificate holders may purchase the mortgage loans.

No holder of a security offered pursuant to the Registration Statement will have any right, by virtue of holding an offered security, to purchase the mortgage loans included in a securitized pool.  In some transactions the holder of a residual interest in an issuing entity may have a right to purchase the mortgage loans when the aggregate principal balance of the mortgage loans declines below a specified level, generally five or 10 percent.

Description of the Certificates, page S-30
Credit Enhancement, page S-35

23.

Please add bracketed language in the prospectus supplement to clarify that you will provide the financial information as outlined in Items 1114(b)(1) and (2) of Regulation AB if the aggregate significant percentage is 10% or more.

The disclosure has been revised as requested.

Description of the Mortgage Pool, page S-40

24.

Please expand your disclosure to present historical delinquency and loss information pursuant to 1100(b) of Regulation AB.

The disclosure has been revised as requested to indicate that historical delinquency information with respect to the pool assets will be presented.  However, because losses can occur only upon final liquidation or other disposition of a mortgage loan, there will be no historical loss information for the mortgage loans included in any securitized pool.

25.

Please provide historical data on the pool assets, for example, the lesser of three years or the time such assets have existed to allow material evaluation of the pool data.  See the introductory paragraph to Item 1111 of Regulation AB.

As noted above, historical information regarding the delinquency experience of the pool assets will be provided.  The pool assets will not have experienced any losses at the time of a takedown.

26.

Please expand your disclosure here or in the base prospectus to confirm that no non-performing assets will be part of the asset pool. Refer to Item 1101(c)(2)(iii) of Regulation AB.  Additionally, we note that mortgage loans included in the asset pool may be delinquent.  Please tell us how you will meet the delinquent asset limitation requirement under General Instruction I.B.5.(a)(ii) of Form S-3.

The disclosure has been revised as requested.

To the extent that any securitized pool of mortgage loans includes loans that are delinquent in payment, such delinquent mortgage loans (as the term “delinquent” is defined in Item 1101(d) Regulation AB) will constitute less than 20 percent (by dollar volume) of the asset pool as of the applicable cut-off date.

Static Pool Information, page S-47

27.

Please provide us with a copy of the static pool information you intend to present on your Internet website.  Also, please consider providing a graphical presentation of the information as this will enable investors to grasp information more quickly and see patterns visually or explain to us why a graphical presentation would not aid the understanding of the static pool information to investors.

We have provided a sample copy of the static pool presentation as Exhibits 1-3 hereto, as requested.

The Company will consider whether a graphical presentation of static pool information can be devised that would provide disclosure that would be useful to investors.

The Servicer, page S-49

28.

We note your bracketed disclosure that you will provide Regulation AB compliant disclosure.  Please expand your bracketed language to describe the type of disclosure that will be provided.

The disclosure has been revised as requested.

The Trust Agreement page S-60
General, page S-60

29.

We note your disclosure that the Offered Certificates will be exchangeable.  Please advise us if this is the same type of exchange as is described at page 42 in the base prospectus for all loans.  If it is not, please provide us some additional information on how the exchange will operate.

The disclosure referenced above has been deleted.

The Trustee, page S-61

30.

Please confirm that you will provide the disclosure required by Item 1109 of Regulation AB for each trustee.

We confirm, on behalf of the Company, that the Company will provide the disclosure required by Item 1109 of Regulation AB for each trustee in the prospectus supplement for each offering.

Reports to Certificateholders, page S-67

31.

Please provide more information here or elsewhere on the reports to be filed with the Commission, pursuant to Item 1118(b) of Regulation AB.

The disclosure has been revised as requested.

Ratings, page S-74

32.

Describe any arrangements to have the ratings monitored while the securities are outstanding.  Refer to Item 1120 of Regulation AB.

The disclosure has been revised as requested.

Annex

33.

We suggest explicitly incorporating the Annexes into the text to remove any misunderstanding that they are not part of the prospectus or supplement.

The disclosure has been revised as requested.

Base Prospectus - All Loans

Distributions on the Securities, page 39

34.

We note the interest rate will be specified in the prospectus supplement.  All potential indices should be disclosed in the base prospectus.  Please also note that the only indices permitted under the definition of an asset-backed security are indices similar to those involved in an interest rate swap or a currency swap.  Refer to Section III.A.2. of the Adopting Release for Regulation AB (Release No. 33-8518; 34-50905).  Please revise.

The disclosure has been revised as requested.

Exchangeable Securities, page 42

35.

Please provide us with your analysis of how this structure complies with Rule 3a-7 of the Investment Company Act.

The disclosure referenced above has been deleted.

36.

Please advise us whether the exchangeable securities and the exchanged securities will be issued by the same trust.

The disclosure referenced above has been deleted.

37.

Please advise us whether you intend to register the exchange.

The disclosure referenced above has been deleted.

38.

Provide bracketed disclosure in a prospectus supplement or advise.

The disclosure referenced above has been deleted.

The Mortgage Loans, page 47

39.

We note that the floating mortgage interest rates on the mortgage loans may be based on one or more indices.  Please note that the only indices permitted under the definition of an asset-backed security are indices similar to those involved in an interest rate swap or a currency swap.  Refer to Section III.A.2. of the Adopting Release for Regulation AB (Release No. 33-8518; 34-50905).  Please also disclose in the base prospectus all of the possible indices.  In this regard, delete on page 51 “or any index or indices described in the prospectus supplement.”

The disclosure has been revised as requested.

We respectfully disagree with the statement that “the only indices permitted under the definition of an asset-backed security are indices similar to those involved in an interest rate swap or a currency swap.”  We have reviewed Section III.A.2 of SEC Release 33-8518 (the “Release”) very carefully.  We assume, and we request that you correct our understanding if our assumption is incorrect, that the reference to this section is intended to focus our attention on the portion of the Release in which the Commission articulated its view that synthetic securitizations “designed to create exposure to an asset that is not transferred to or otherwise part of the asset pool.”  The Company recognizes the Commission’s concern in this regard, and we confirm, on behalf of the Company, that no offering contemplated by the Registration Statement will be structured in a manner intended to achieve a synthetic exposure not permitted under the definition of “asset-backed security” in Item 1101(a) of Regulation AB.

The nature of the index applicable to an adjustable rate mortgage loan does not implicate the Commission’s view regarding transactions that effectuate a synthetic exposure “through the use of derivatives such as a credit default swap or total return swap,” or transactions in which payments “are primarily based on the performance of assets or indices not included in the pool.”  On the contrary, any index applicable to an adjustable rate mortgage loan will have been designated by the originator and made a part of the loan agreement entered into by lender and borrower.  The identity of the index will itself be a part of each financial asset included in a pool of adjustable rate mortgage loans.  Payments on the related asset-backed securities, to the extent influenced by the interest rates on such loans, will, therefore, be based not on the performance of an “external index but  on “the performance of the financial assets in the pool.”

40.

We note on page 53 that specific information as to the trust fund assets will be filed on a report on Form 8-K within fifteen days after the initial issuance.  We also note similar disclosure on pages 97 and 98 in regards to agreements being filed.  Please be advised that finalized agreements, including the exhibits to these agreements, should be filed as an exhibit to the registration statement or under cover of Form 8-K and incorporated by reference into the registration statement at the time of each takedown.  Refer to Item 1100(f) of Regulation AB.

We confirm, on behalf of the Company, that the depositor plans to file the finalized agreements with respect to each offering contemplated by the Registration Statement, including exhibits to those agreements (other than loan schedules, which include information regarding the related borrowers whose filing may violate applicable privacy or consumer protection laws), under cover of Form 8-K at the time of each takedown, and that such documents will be incorporated by reference into the registration statement, as provided in Item 1100(f) of Regulation AB.  Consistent with longstanding (and current) industry practice, the depositor intends to file such finalized agreements as promptly as practicable following the date of issuance, and in no event later than 15 days following the date of issuance of the related securities.

We note that the material provisions of the agreements will be described in the prospectus and prospectus supplement that will be filed pursuant to Rule 424(b) in connection with each takedown.

Private Mortgage-Backed Securities, page 58

41.

We note that you contemplate including private mortgage-backed securities in the asset pool.  Their inclusion in the asset pool would trigger the resecuritization requirements discussed in Section III.6 of the adopting release and Rule 190.  Please revise to disclose how you intend to meet your registration, disclosure and prospectus delivery obligations under Rule 190.

The disclosure has been revised as requested.

Pre-Funding Arrangements, page 66

42.

Please provide us additional information on the “liquid securities” that may be deposited into the pre-funding account.  For instance, will they be securities issued by the issuing entity or will they be purchased from proceeds from the offering?

Any such liquid securities will be short-term securities satisfying the requirements of the applicable rating agencies.  The disclosure has been revised to so indicate.  These securities will not be securities issued by the issuing entity.  They will generally be purchased from proceeds of the offering.

43.

We note that you contemplate a prefunding account to purchase additional assets.  Please confirm that any prefunding period will comply with Item 1101(c)(3)(ii) of Regulation AB, including that the period will not extend for more than one year from the date of issuance and that you will not use more than 50% of the proceeds of the offering to fund the account.

We confirm, on behalf of the Company, that any prefunding period will comply with Item 1101(c)(3)(ii) of Regulation AB, including that the prefunding period will not extend for more than one year from the date of issuance of the securities, and that no more than 50% of the proceeds of an offering will be used to fund a prefunding account.

Revolving Period Arrangements, page 67

44.

Because your securities are backed by an asset pool that is not considered revolving in nature, the revolving period may not extend for more than three years from the date of issuance.  Refer to Item 1101(c)(3)(iii) of Regulation AB.  Please confirm.

We confirm, on behalf of the Company, that in an offering of securities under the Registration Statement a revolving period may not extend for more than three years from the date of issuance of the securities.

Servicing of Loans, page 79
The Servicers, page 80

45.

It appears that you may obtain additional servicers after the offering of the asset-backed securities.  Please confirm that you will file a current report on Form 8-K and provide the required disclosure for any new servicer that is contemplated under Items 1108(a)(2)(i), (ii), or (iv) of Regulation AB or any unaffiliated servicer that services 20% or more of the pool assets.  Refer to Item 6.02 of Form 8-K.

We confirm, on behalf of the Company, that if a new servicer contemplated by Items 1108(a)(2)(i), (ii) or (iv) of Regulation AB, or an unaffiliated servicer that services 20 percent of more of the pool assets, is appointed, the Company will file a current report on Form 8-K to the extent that the Company is required to file reports under the Exchange Act.

Credit Support, page 95
General, page 95

46.

Please revise to delete the bulleted language “another method of credit support described in the prospectus supplement.”  We view this as a catch-all.  Instead, disclose all forms of credit enhancement reasonably contemplated to be included in an actual takedown.

The disclosure has been revised as requested.

Derivative Instruments, page 99

47.

Please revise here and throughout to clarify that “swap agreements” will be limited to interest rate or currency swaps or advise us how the anticipated swaps would meet the definition of asset backed security.  Refer to Section III.A.2.a. of the Regulation AB Adopting Release (Release No. 33-8518; 34-50905) and Item 1115 of Regulation AB.

Swap agreements may also include so-called “market value” swaps that reference the value of pool assets or offered securities.  A market value swap might be utilized, for example, in a transaction in which the pool assets consist in substantial part of residential mortgage loans that accrue interest on the basis of a fixed interest rate for a specified period of time, after which the interest rate converts under the terms of the mortgage loans to an adjustable rate.  In such transactions it is common for the operative agreements to provide that at a specified date near the end of the fixed rate period for the majority of such mortgage loans the holders of certain classes of securities must transfer the securities to other investors who will have purchased the securities pursuant to a mandatory auction procedure.  Under the terms of the market value swap, the swap counterparty is required to pay for the benefit of the selling securityholders the amount, if any, by which the proceeds of the auction are less than the face amount of the auctioned securities plus interest accrued thereon.  (The swap counterparty is entitled to receive any amount by which the proceeds of the auction exceed the face amount of the auctioned securities plus accrued interest.)  We note that payments on the securities themselves in such a transaction are dependent on cash flows from the pool assets, not on payments under the market value swap.  The swap is solely a mechanism to ensure that the price paid to securityholders in a mandatory resale of their securities is not less than the face amount of the securities plus accrued interest.  After the auction and sale of the securities has occurred, the market value swap terminates.

48.

Please confirm that you will file any agreements relating to derivative instruments as an exhibit pursuant to Item 1115(a)(5) of Regulation AB.

We confirm, on behalf of the Company, that the Company will file any agreements relating to derivative instruments as exhibits to the registration statement or by Form 8-K, as required by Item 1115(a)(5) of Regulation AB.

49.

Please delete “or other financial instruments.”  All derivative interests should be described in the base prospectus.

The disclosure has been revised as requested.

Use of Proceeds, page 185

50.

We note your reference to “net proceeds.”  Please disclose the amount of expenses payable from offering proceeds.  Refer to Item 1107(j) of Regulation AB.

The disclosure has been revised as requested.

51.

We note that Securities may be delivered to the depositor as partial consideration for Primary Assets.  Please tell us if you anticipate these being registered or unregistered securities.  Please provide us a legal analysis to explain what exemption under the Securities Act you are relying on for an offering of unregistered securities to the depositor.

In general, all securities issued by an issuing entity are initially owned by the depositor, which will have formed the issuing entity and conveyed the Primary Assets to it.  Because the depositor is the “issuer” for purposes of the Securities Act of 1933 (as provided in Rule 191 under the Securities Act), in our view there will not be, in connection with any takedown, an offer or sale of securities to the depositor.

Base Prospectus - Commercial Loans

Private Mortgage-Backed Securities, page 65
Underlying Loans, page 66

52.

Please provide disclosure on the underlying loans. Are the securities backed by the same types of loans as are described in this base prospectus (commercial)?

The disclosure has been revised as requested.

Signatures

53.

Please revise the signature page for the depositor.  The registration statement should be signed by the depositor's principal executive officer, principal financial officer and controller or principal accounting officer.  Refer to General Instruction V.B. of Form S-3.

The signature page has been revised as requested.

I would appreciate an opportunity to discuss any of these response with you if you believe that they require clarification.  Please feel free to contact me at any time if I may provide additional information, or if you would like to discuss the Registration Statement further.  You may reach me at 202-775-4137.

Sincerely,

/s/  Edward Gainor

Edward E. Gainor

cc:

John Stickel

Mark L. Zusy

Joseph Kelly

Ellen Kiernan

Scott Lechner

Exhibit 1

Webpage View of the Company’s Static Pool Disclosure Web Site

Static Pool Disclosures

Securitization	Asset Type	Amortization Type	Amortization Term	Approx Balance in Millions	Issue Date	Pool Characteristics	Pool Performance
SASCO 2001-6	Alt-A	Fixed	30	358	04/27/2001	Pool Characteristics	Pool Performance
SASCO 2001-11	Alt-A	Fixed	30	245	07/30/2001	Pool Characteristics	Pool Performance
SASCO 2001-12	Alt-A	Fixed	30	701	08/30/2001	Pool Characteristics	Pool Performance
SASCO 2001-13	Alt-A	Fixed	30	506	10/30/2001	Pool Characteristics	Pool Performance
SASCO 2001-17	Alt-A	Fixed	30	723	11/30/2001	Pool Characteristics	Pool Performance
SASCO 2001-19	Alt-A	Fixed	30	296	12/28/2001	Pool Characteristics	Pool Performance
SASCO 2002-2	Alt-A	Fixed	30	472	01/30/2002	Pool Characteristics	Pool Performance
SASCO 2002-3	Alt-A	Fixed	30	469	02/28/2002	Pool Characteristics	Pool Performance
SASCO 2002-6	Alt-A	Fixed	30	531	03/28/2002	Pool Characteristics	Pool Performance
SASCO 2002-7	Alt-A	Fixed	30	298	04/30/2002	Pool Characteristics	Pool Performance
SASCO 2002-13	Alt-A	Fixed	30	292	06/28/2002	Pool Characteristics	Pool Performance
SASCO 2002-15	Alt-A	Fixed	30	502	07/30/2002	Pool Characteristics	Pool Performance
SASCO 2002-19	Alt-A	Fixed	30	597	09/27/2002	Pool Characteristics	Pool Performance
SASCO 2002-24	Alt-A	Fixed	30	605	11/27/2002	Pool Characteristics	Pool Performance
SASCO 2002-26	Alt-A	Fixed	30	1817	12/30/2002	Pool Characteristics	Pool Performance
SASCO 2003-1	Alt-A	Fixed	30	599	01/30/2003	Pool Characteristics	Pool Performance
SASCO 2003-10	Alt-A	Fixed	30	361	03/28/2003	Pool Characteristics	Pool Performance
SASCO 2003-14	Alt-A	Fixed	30	792	04/30/2003	Pool Characteristics	Pool Performance
SASCO 2003-16	Alt-A	Fixed	30	262	05/30/2003	Pool Characteristics	Pool Performance
SASCO 2003-21	Alt-A	Fixed	30	500	07/30/2003	Pool Characteristics	Pool Performance
SASCO 2003-30	Alt-A	Fixed	30	634	09/30/2003	Pool Characteristics	Pool Performance
SASCO 2003-35	Alt-A	Fixed	30	710	11/28/2003	Pool Characteristics	Pool Performance
SASCO 2003-38	Alt-A	Fixed	30	422	12/30/2003	Pool Characteristics	Pool Performance
SASCO 2004-10	Alt-A	Fixed	30	436	05/28/2004	Pool Characteristics	Pool Performance
SASCO 2004-13	Alt-A	Fixed	30	479	06/30/2004	Pool Characteristics	Pool Performance
SASCO 2004-20	Alt-A	Fixed	30	792	10/29/2004	Pool Characteristics	Pool Performance
SASCO 2004-22	Alt-A	Fixed	30	321	12/15/2004	Pool Characteristics	Pool Performance
SASCO 2005-3	Alt-A	Fixed	30	295	02/28/2005	Pool Characteristics	Pool Performance
SASCO 2005-6	Alt-A	Fixed	30	1697	04/29/2005	Pool Characteristics	Pool Performance
SASCO 2005-10	Alt-A	Fixed	30	1696	05/31/2005	Pool Characteristics	Pool Performance
SASCO 2005-14	Alt-A	Fixed	30	885	06/30/2005	Pool Characteristics	Pool Performance
SASCO 2005-15	Alt-A	Fixed	30	1190	07/29/2005	Pool Characteristics	Pool Performance
SASCO 2005-16	Alt-A	Fixed	30	1043	08/31/2005	Pool Characteristics	Pool Performance
SASCO 2005-17	Alt-A	Fixed	30	664	09/30/2005	Pool Characteristics	Pool Performance
LMT 2005-1	Alt-A	Fixed	30	950	10/31/2005	Pool Characteristics	-
LMT 2005-2	Alt-A	Fixed	30	1183	11/30/2005	Pool Characteristics	-

The information on this web site has been made available in connection with the offering of the (the “Offered Securities”) in response to the requirements of Item 1105 of Regulation AB under the Securities Act of 1933. This information will not be updated to reflect the performance of any pool of mortgage loans for periods after December 2005.

Various factors may affect the prepayment, delinquency and loss performance of mortgage loans over time. We do not make any representation, and you should not assume, that the performance information shown on these web pages is in any way indicative of the performance of mortgage loans underlying the Offered Securities.

Information on this web site that relates to (1) the performance of securitized assets underlying any series of securities issued prior to January 1, 2006 or (2) the performance during periods prior to January 1, 2006 of securitized assets included in the portfolio of assets originated or acquired by a party is not deemed to be part of the prospectus supplement, the prospectus or the registration statement for the Offered Securities.

Exhibit 2

Example of Pool Characteristics of the Assets from a Sample Transaction

Lehman Brothers
Mortgage Pool Stratification for: SASCO 2005-6, Cut-Off Date: 04-01-05

Group 1

	Total
	Cut-Off		No. of
Product Type	Balance $	%	Loans	WAC
Fixed Rate	128,617,082.87	100.0	575	5.847
Total:	128,617,082.87	100.0	575	5.847

	Total
	Cut-Off		No. of
Loan Purpose	Balance $	%	Loans	WAC
Purchase	60,845,847.28	47.3	284	5.858
Rate/Term Refinance	18,830,731.44	4.61	89	5.816
Cash Out Refinance	48,940,504.15	38.1	202	5.844
Total:	128,617,082.87	100.0	575	5.847

	Total
	Cut-Off		No. of
State (Top 10)	Balance $	%	Loans	WAC
CA	50,369,381.25	39.2	190	5.817
CO	9,057,101.77	7.0	48	5.844
FL	9,092,945.52	7.1	45	5.837
TX	7,437,968.36	5.8	41	5.881
MN	5,641,450.67	4.4	28	5.833
AZ	5,328,329.99	4.1	27	5.868
MD	5,116,250.00	4.0	22	5.875
OR	3,777,396.56	2.9	21	5.877
WA	4,554,564.60	3.5	21	5.786
UT	2,653,460.00	2.1	19	5.859
Other	25,588,234.15	19.9	113	5.898
Total:	128,617,082.87	100.0	575	5.847

	Total
	Cut-Off		No. of
Interest Rate	Balance $	%	Loans	WAC
5.001 - 5.500	11,161,481.67	8.7	42	5.417
5.501 - 6.000	107,122,547.90	83.3	483	5.859
6.001 - 6.500	10,333,053.30	8.0	50	6.183
Total:	128,617,082.87	100.0	575	5.847

	Total
	Cut-Off		No. of
Servicer	Balance $	%	Loans	WAC
AURORA	128,136,221.09	99.6	572	5.847
COLONIAL SAVINGS	480,861.78	0.4	3	5.750
Total:	128,617,082.87	100.0	575	5.847

	Total
	Cut-Off		No. of
Originator	Balance $	%	Loans	WAC
AURORA	128,617,082.87	100.0	575	5.847
Total:	128,617,082.87	100.0	575	5.847

Lehman Brothers
Mortgage Pool Stratification for: SASCO 2005-6, Cut-Off Date: 04-01-05

Group 2

	Total
	Cut-Off		No. of
Product Type	Balance $	%	Loans	WAC
Fixed Rate	605,032,473.07	100.0	1,254	5.804
Total:	605,032,473.07	100.0	1,254	5.804

Total
	Cut-Off		No. of
Loan Purpose	Balance $	%	Loans	WAC
Purchase Rate/Term Refinance Cash Out Refinance Construction Permanent	159,623,452.01 164,176,847.05 279,626,239.19 1,605,934.82	26.4 27.1 46.2 0.3	324 354 574 2	5.817 5.805 5.795 5.826
Total:	605,032,473.07	100.0	1,254	5.804

	Total
	Cut-Off		No. of
State (Top 10)	Balance $	%	Loans	WAC
CA	298,153,902.67	49.3	631	5.825
NY	59,134,696.48	9.8	113	5.777
IL	20,961,607.46	3.5	42	5.764
MD	18,692,816.23	3.1	42	5.783
VA	19,129,267.57	3.2	40	5.785
CT	17,914,287.07	3.0	34	5.781
NJ	12,112,981.03	2.0	26	5.779
MA	11,594,311.21	1.9	24	5.762
TX	13,356,630.19	2.2	24	5.830
FL	11,024,311.56	1.8	23	5.799
Other	122,957,661.60	20.3	255	5.786
Total:	605,032,473.07	100.0	1,254	5.804

	Total
	Cut-Off		No. of
Interest Rate	Balance $	%	Loans	WAC
5.501 - 6.000	605,032,473.07	100.0	1,254	5.804
Total:	605,032,473.07	100.0	1,254	5.804

	Total
	Cut-Off		No. of
Servicer	Balance $	%	Loans	WAC
COUNTRYWIDE	273,282,905.14	45.2	592	5.820
WELLS FARGO HOME MORTGAGE	331,749,567.93	54.8	662	5.791
Total:	605,032,473.07	100.0	1,254	5.804

	Total
	Cut-Off		No. of
Originator	Balance $	%	Loans	WAC
COUNTRYWIDE	273,282,905.14	45.2	592	5.820
WELLS FARGO HOME MORTGAGE	331,749,567.93	54.8	662	5.791
Total:	605,032,473.07	100.0	1,254	5.804

Lehman Brothers
Mortgage Pool Stratification for: SASCO 2005-6, Cut-Off Date: 04-01-05

Group 3

	Total
	Cut-Off		No. of
Product Type	Balance $	%	Loans	WAC
Fixed Rate	289,471,305.62	100.0	940	5.955
Total:	289,471,305.62	100.0	940	5.955

Total
	Cut-Off		No. of
Loan Purpose	Balance $	%	Loans	WAC
Purchase Rate/Term Refinance Cash Out Refinance	108,195,196.19 49,754,956.50 131,521,152.93	37.4 17.2 45.4	413 144 383	5.963 5.957 5.948
Total:	289,471,305.62	100.0	940	5.955

	Total
	Cut-Off		No. of
State (Top 10)	Balance $	%	Loans	WAC
CA	143,682,760.35	49.6	358	5.948
TX	10,279,269.53	3.6	62	5.936
FL	13,041,498.44	4.5	53	5.965
CO	12,753,519.82	4.4	51	5.961
NY	16,368,206.35	5.7	43	5.964
AZ	8,921,756.32	3.1	40	5.951
MD	9,061,836.51	3.1	27	5.962
VA	7,598,054.82	2.6	27	5.922
WA	7,291,142.92	2.5	27	5.981
UT	4,464,528.74	1.5	26	5.991
Other	56,008,731.82	19.3	226	5.967
Total:	289,471,305.62	100.0	940	5.955

	Total
	Cut-Off		No. of
Interest Rate	Balance $	%	Loans	WAC
5.501 – 6.000	239,736,448.03	82.8	770	5.920
6.001 – 6.500	49,734,857.59	17.2	170	6.125
Total:	289,471,305.62	100.0	940	5.955

	Total
	Cut-Off		No. of
Servicer	Balance $	%	Loans	WAC
AURORA	252,314,868.41	87.2	825	5.952
CHASE MANHATTAN BANK	6,742,292.19	2.3	49	5.949
COLONIAL SAVINGS	3,455,453.68	1.2	10	5.984
COUNTRYWIDE	25,860,712.93	8.9	54	5.974
SUNTRUST	1,097,978.41	0.4	2	6.053
Total:	289,471,305.62	100.0	940	5.955

	Total
	Cut-Off		No. of
Originator	Balance $	%	Loans	WAC
AURORA	255,770,322.09	88.4	835	5.953
CHASE MANHATTAN BANK	6,742,292.19	2.3	49	5.949
COUNTRYWIDE	25,860,712.93	8.9	54	5.974
SUNTRUST	1,097,978.41	0.4	2	6.053
Total:	289,471,305.62	100.0	940	5.955

Lehman Brothers
Mortgage Pool Stratification for: SASCO 2005-6, Cut-Off Date: 04-01-05

Group 4

	Total
	Cut-Off		No. of
Product Type	Balance $	%	Loans	WAC
Fixed Rate	125,831,093.74	100.0	285	5.593
Total:	125,831,093.74	100.0	285	5.593

Total
	Cut-Off		No. of
Loan Purpose	Balance $	%	Loans	WAC
Purchase Rate/Term Refinance Cash Out Refinance	22,050,299.21 23,227,265.08 80,553,529.45	17.5 18.5 64.0	47 60 178	5.563 5.572 5.608
Total:	125,831,093.74	100.0	285	5.593

	Total
	Cut-Off		No. of
State (Top 10)	Balance $	%	Loans	WAC
CA	125,831,093.74	100.0	285	5.593
Total:	125,831,093.74	100.0	285	5.593

	Total
	Cut-Off		No. of
Interest Rate	Balance $	%	Loans	WAC
5.001 - 5.500	31,794,661.67	25.3	74	5.500
5.501 - 6.000	94,036,432.07	74.7	211	5.625
Total:	125,831,093.74	100.0	285	5.593

	Total
	Cut-Off		No. of
Servicer	Balance $	%	Loans	WAC
COUNTRYWIDE	71,511,314.23	56.8	166	5.569
WELLS FARGO HOME MORTGAGE	54,319,779.51	43.2	119	5.625
Total:	125,831,093.74	100.0	285	5.593

	Total
	Cut-Off		No. of
Originator	Balance $	%	Loans	WAC
COUNTRYWIDE	71,511,314.23	56.8	166	5.569
WELLS FARGO HOME MORTGAGE	54,319,779.51	43.2	119	5.625
Total:	125,831,093.74	100.0	285	5.593

Lehman Brothers
Mortgage Pool Stratification for: SASCO 2005-6, Cut-Off Date: 04-01-05

Group 5

	Total
	Cut-Off		No. of
Product Type	Balance $	%	Loans	WAC
Fixed Rate	555,187,844.35	100.0	1,190	5.588
Total:	555,187,844.35	100.0	1,190	5.588

Total
	Cut-Off		No. of
Loan Purpose	Balance $	%	Loans	WAC
Purchase Rate/Term Refinance Cash Out Refinance Construction Permanent	85,212,260.02 158,112,249.91 311,417,821.14 445,513.28	15.3 28.5 56.1 0.1	197 337 655 1	5.584 5.581 5.592 5.500
Total:	555,187,844.35	100.0	1,190	5.588

	Total
	Cut-Off		No. of
State (Top 10)	Balance $	%	Loans	WAC
CA	277,168,788.46	49.9	568	5.593
NY	30,410,412.15	5.5	67	5.593
IL	27,360,059.80	4.9	59	5.566
VA	18,889,369.70	3.4	45	5.582
MA	17,390,238.86	3.1	38	5.596
MD	15,018,144.93	2.7	38	5.584
WA	17,919,931.30	3.2	37	5.581
CO	16,912,769.48	3.0	36	5.556
CT	13,515,699.83	2.4	28	5.603
FL	10,500,660.39	1.9	24	5.572
Other	110,101,769.45	19.8	250	5.584
Total:	555,187,844.35	100.0	1,190	5.588

	Total
	Cut-Off		No. of
Interest Rate	Balance $	%	Loans	WAC
5.001 – 5.500	165,074,277.65	29.7	363	5.500
5.501 – 6.000	390,113,566.70	70.3	827	5.625
Total:	555,187,844.35	100.0	1,190	5.588

	Total
	Cut-Off		No. of
Servicer	Balance $	%	Loans	WAC
COUNTRYWIDE	315,952,812.35	56.9	696	5.560
WELLS FARGO HOME MORTGAGE	239,235,032.00	43.1	494	5.625
Total:	555,187,844.35	100.0	1,190	5.588

	Total
	Cut-Off		No. of
Originator	Balance $	%	Loans	WAC
COUNTRYWIDE	315,952,812.35	56.9	696	5.560
WELLS FARGO HOME MORTGAGE	239,235,032.00	43.1	494	5.625
Total:	555,187,844.35	100.0	1,190	5.588

Exhibit 3

Example of Pool Performance of the Assets from a Sample Transaction

Lehman Brothers

Mortgage Loan Performance:  SAS05-6

Last Factor Date: 11/25/2005

						CPR				Delinquency ($)
Month	Weighted Average Remaining Term to Maturity (Months)	Weighted Average Loan Age (Month)	Weighted Average Net Mortgage Rate	Principal Balance ($)	1-Month	3-Month	6-Month	Cumulative Losses ($)	30 to 59 days	60 to 89 days	90 + days	Balance in Foreclosure ($)	Balance of Real Estate Owned ($)	Balance in Bankruptcy ($)
GROUP 1
06/25/2005	358	2	5.60	127,691,024	5.9	3.1	3.1	0	2,934,600	0	0
07/25/2005	357	3	5.60	127,470,760	1.9	2.7	2.7	0	2,717,760	0	0	0	0	628,907
08/25/2005	355	5	5.60	126,832,656	5.7	4.6	4.0	0	3,879,437	0	0	0	0	628,811
09/25/2005	355	5	5.60	126,215,592	5.6	4.4	4.3	0	1,798,989	624,000	0	0	0	0
10/25/2005	354	6	5.59	125,390,832	7.4	6.3	4.8	0	2,107,258	0	0	0	0	285,804
11/25/2005	353	7	5.59	124,277,800	10.0	7.7	6.1	0	1,455,504	588,743	0	0	0	285,508
GROUP 2
06/25/2005	336	20	5.58	585,735,616	15.9	8.5	8.5	0	3,814,476	0	0	0	0	0
07/25/2005	335	21	5.58	576,427,776	16.3	11.1	11.1	0	3,038,768	0	0	0	0	0
08/25/2005	334	26	5.58	563,961,856	22.0	18.1	17.8	0	3,812,708	0	0	0	0	0
09/25/2005	333	23	5.57	550,637,440	23.8	20.8	19.1	0	3,690,997	0	0	0	0	0
10/25/2005	332	24	5.57	542,328,576	15.4	20.5	18.5	0	1,911,658	0	0	0	0	0
11/25/2005	330	25	5.57	535,173,952	13.4	17.7	17.9	0	3,797,713	0	0	0	0	0
GROUP 3
06/25/2005	357	3	5.71	287,678,688	4.9	3.1	3.1	0	7,425,528	0	0	0	0	0
07/25/2005	356	4	5.71	286,297,024	5.0	3.7	3.7	0	3,767,990	183,120	0	0	0	0
08/25/2005	355	5	5.71	284,030,560	8.5	6.2	5.0	0	8,148,472	198,321	0	0	0	0
09/25/2005	354	6	5.71	281,505,152	9.6	7.7	5.9	0	6,983,652	0	198,122	0	0	0
10/25/2005	353	7	5.71	278,764,672	10.5	9.6	6.7	0	6,570,306	0	197,924	0	0	0
11/25/2005	352	8	5.71	275,906,624	11.1	10.4	8.3	0	2,950,286	1,429,457	197,725	0	0	0
GROUP 4
06/25/2005	334	21	5.37	124,100,008	7.7	4.0	4.0	0	0	0	0	0	0	0
07/25/2005	333	22	5.37	122,794,032	10.6	6.3	6.3	0	947,815	0	0	0	0	0
08/25/2005	332	28	5.37	119,237,080	28.6	16.2	13.6	0	0	0	0	0	0	0
09/25/2005	330	24	5.37	116,629,360	22.1	20.8	15.4	0	0	0	0	0	0	0
10/25/2005	329	25	5.37	115,622,552	8.5	20.2	14.3	0	666,461	0	0	0	0	0
11/25/2005	328	26	5.37	113,173,760	21.4	17.6	16.9	0	665,624	0	0	0	0	0
GROUP 5
06/25/2005	335	21	5.37	544,628,352	9.1	5.0	5.0	0	1,813,401	0	0	0	0	0
07/25/2005	334	22	5.37	538,808,896	10.8	7.0	7.0	0	913,960	0	0	0	0	0
08/25/2005	333	27	5.37	533,191,360	10.5	10.1	10.1	0	2,232,044	0	0	0	0	0
09/25/2005	331	24	5.37	525,651,520	14.4	11.9	11.0	0	2,299,418	0	0	0	0	0
10/25/2005	330	25	5.37	521,335,872	8.0	11.0	10.5	0	2,919,186	0	0	0	0	0
11/25/2005	329	26	5.37	516,060,064	10.1	10.9	10.5	0	1,684,442	1,945,822	0	0	0	0

NOTES: averages are weighted by outstanding balances

a) CPR: Represents a constant assumed rate of prepayment each month relative to the then outstanding principal balance of a pool of loans, for the period specified.

b) REO: Real Estate Owned by the trust acquired upon foreclosure of deed in lieu of foreclosure.